UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File number 1-1000
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTON CORPORATION 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
SPARTON CORPORATION
425 N. Martingale — Suite 2050
Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
Report of Independent Registered Public Accounting Firm
To the Plan Administrative Committee
Sparton Corporation 401(k) Plan
Schaumburg, Illinois
We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the Plan) as of June 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of June 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO SEIDMAN, LLP
Grand Rapids, Michigan
December 23, 2009

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
Statements of Net Assets Available for Benefits

June 30:	2009	2008

Investments, at fair value (Notes 2, 3 and 4)
Money market fund	$6,063	$4,794
Mutual funds	8,090,743	10,578,818
Common/collective trust	4,887,165	6,280,020
Company common stock (Note 1)	717,002	1,363,171
Participant loans	500,958	666,220

Total investments	14,201,931	18,893,023

Cash	1	2

Net Assets Available for Benefits	$14,201,932	$18,893,025

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits

Year ended June 30:	2009	2008

Additions (Reductions)
Investment income (loss):
Interest income from money market fund	$47	$151
Dividend income from mutual funds and bonds	258,322	857,173
Interest income from participant loans	43,144	50,097
Net depreciation in fair value of investments (Note 4)	(3,137,713)	(3,017,220)

Total investment loss	(2,836,200)	(2,109,799)

Contributions:
Participant	2,001,358	2,395,411
Employer	555,223	769,207
Rollovers	3,077	115,802

Total contributions	2,559,658	3,280,420

Total Additions (Reductions)	(276,542)	1,170,621

Deductions
Benefits paid directly to participants	4,137,274	2,202,989
Deemed distributions	224,529	25,201
Corrective distributions	2,161	522
Administrative expenses	50,587	44,704

Total Deductions	4,414,551	2,273,416

Net decrease	(4,691,093)	(1,102,795)

Transfer of assets (Note 8)	—	1,274,269

Net Assets Available for Benefits, beginning of year	18,893,025	18,721,551

Net Assets Available for Benefits, end of year	$14,201,932	$18,893,025

See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
Notes to Financial Statements
1. Plan Description
The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan includes all eligible employees of Sparton Corporation and its wholly owned subsidiaries, Sparton Electronics Florida, Inc., Sparton Technology Inc., Spartronics, Inc., and Sparton Medical Systems, Inc. (referred to as the Company). It is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Eligible employees automatically defer 2% of their compensation, unless they elect a contrary salary reduction or not to participate. Participants may contribute up to 100% of their compensation, subject to certain limitations. Prior to April 1, 2009, the Plan dictated for the Company to provide matching cash contributions of 50% of the amounts contributed by each participant up to 6% of their compensation. Effective April 1, 2009, the Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions, profit sharing contributions or qualified non-elective contributions (QNEC’s). Since the effective date of this change, the Company has made no matching contributions, profit sharing contributions or QNEC’s.
Participant Accounts
Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
investment funds offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust, and common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.
Diversification
Effective July 1, 2007, with respect to employer matching contributions, the Company allowed employer stock diversification of up to 33% in 2007, up to 66% in 2008, and 100% diversification in 2009. Participants who are age 55 or older with three years of credited service may diversify up to 100% of their matching contributions. At the election of the participant, both employee and employer contributions may be invested in any of the available investment options under the Plan, which election options now include the Company’s common stock. However, an employee’s total investment in Common stock is subject to a 20% limitation of the total value of the employee’s fund balance.
Participant Loans
Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Company stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25%, which were commensurate with local prevailing rates at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based upon years of credited service, becoming 100% vested after five years of credited service.
Payment of Benefits
In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
equal to their vested account balance or maintain their account in the Plan on a tax deferred basis, if the vested account balance exceeds $5,000, until the participant reaches age 70 1/2.
If a participant elects to receive a distribution of their vested account balance upon termination of employment for any reason other than retirement, death or termination of the Plan, the participant will receive a lump sum payment. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.
Forfeitures
Forfeitures consist of the non-vested portions of terminated participant’s accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan. Forfeitures used to pay Plan expenses were $33,323 and $21,937 for the plan years ended June 30, 2009 and 2008, respectively. The unused forfeiture balance amounted to $6,063 and $4,794 at June 30, 2009 and 2008, respectively.
Administrative Fees
The Company pays certain administrative costs of the Plan, that are not covered by forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting. Subsequent events have been evaluated through December 23, 2009, the date these financial statements were issued.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.
Concentration of Investments
Included in investments at June 30, 2009 and 2008, are shares of the Company’s common stock amounting to $717,002 and $1,363,171, respectively. This investment represents 5% and 7% of total investments at June 30, 2009 and 2008, respectively. A participant’s total investment in Sparton common stock is subject to a 20% limitation of the total value of the participant’s account. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition
Plan assets invested in mutual funds and Company common stock are stated at aggregate fair value based upon quoted market prices. Participant loans are stated at their outstanding balances, which approximates their fair value.
The Plan holds shares of a common/collective trust (CCT) that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan’s investment in the Sun Trust Stable Asset Fund is stated at contract value, which represents net contributions plus interest at the contract rate and approximates fair value.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted the SFAS 157 as of July 1, 2008. See Note 3 for further discussion of fair value measurements of financial instruments. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.
In April 2009, the FASB issued Staff Position SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly” (SFAS 157-4). SFAS 157-4 provides additional guidance in determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurement purposes as defined in SFAS 157. SFAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The Plan adopted the provisions of SFAS 157-4 effective for the year ended June 30, 2009. There was no material impact to the financial statements of the Plan upon adoption of SFAS 157-4.
In April 2009, the FASB issued Staff Position SFAS 115-2 and Staff Position SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” This Staff Position provides guidance in determining whether impairments in debt securities are other than temporary, and modifies the presentation and disclosures surrounding such instruments. This Staff Position is effective for interim and annual periods ending after June 15, 2009. The Plan adopted the provisions of this Staff Position effective for the year ended June 30, 2009. There was no material impact to the financial statements of the Plan upon adoption of this Staff Position.
In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (“SFAS 165”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for interim periods ending after June 15, 2009. The Plan adopted the provisions of SFAS 165 for the year ended June 30, 2009.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. SFAS 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to have a material effect on the Plan’s financial statements.
Payment of Benefits
Benefits are recorded when paid.
3. Fair Value Measurements
In accordance with SFAS 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2009.

	June 30, 2009
		Level 1	Level 2	Level 3
	Fair Value	Inputs	Inputs	Inputs

Money market fund	$6,063	$6,063	$—	$—
Mutual funds	8,090,743	8,090,743	—	—
Common/collective trust	4,887,165	—	4,887,165	—
Company common stock	717,002	717,002	—	—
Participant loans	500,958	—	—	500,958

Total investments	$14,201,931	$8,813,808	$4,887,165	$500,958

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Level 3
Inputs

Beginning balance — July 1, 2008	$666,220
Loan originations and repayments, net	(165,262)

Ending balance — June 30, 2009	$500,958

4. Investments
Investments representing five percent or more of net assets available for benefits are as follows:

June 30:	2009	2008

Common / collective trust
SunTrust Retirement Stable Asset Fund — Class C	$4,887,165	*
SunTrust Retirement Stable Asset Fund — Class B	*	$6,280,020

Mutual funds
Dreyfus Premier New Leaders Fund	*	1,044,654
Vanguard 500 Index Signal	839,133	1,193,030
Putnam International Equity Fund	827,073	1,397,065
T. Rowe Price Mid-Cap Value Fund	825,174	1,118,821
T. Rowe Price Retirement 2020 Fund	1,534,153	1,810,785
T. Rowe Price Retirement 2010 Fund	979,148	982,222
T. Rowe Price Retirement 2030 Fund	747,682	857,286

Common stock
Sparton Corporation Common Stock	717,002	1,363,171

*	Below 5% of net assets available for benefits.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
The Plan’s investments (including investments purchased, sold and held during year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year ended June 30:	2009	2008

Common/collective trust	$170,602	$255,970
Mutual funds	(2,880,388)	(2,167,812)
Company common stock	(477,927)	(1,105,378)

	$(3,137,713)	$(3,017,220)

5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.
6. Income Tax Status
The Internal Revenue Service has determined in a letter dated March 31, 2008 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, including amendments made to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.
7. Related Party Transactions
The Plan invests in certain investments managed by SunTrust Bank, the trustee, and as such, these investments are considered party-in-interest transactions. Fees paid to SunTrust totaled $50,587 and $44,704 for the years ended June 30, 2009 and 2008, respectively.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
8. Plan Transfer
During the year ended June 30, 2007, employees of Sparton Medical Systems, Inc. (formerly Astro Instrumentation, Inc.), the Company’s wholly owned subsidiary acquired in May 2006, were not eligible to participate in the Plan. However, as of July 1, 2007, the Plan was amended so that employees of Sparton Medical Systems, Inc. became eligible to participate in the Plan. As a result, total assets of $1,274,269 from the Astro Instrumentation, Inc. 401(k) Plan were transferred into the Plan in July 2007.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

EIN: 38-1054690
June 30, 2009	Plan Number: 002

		Description of Investment,
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Value		Cost		Current Value
(a)	(b)	(c)		(d)		(e)

	Money market fund
*	Ridge Worth Prime Quality Money Market Fund	6,063	shares	*	*	$6,063

	Common/collective trust
*	SunTrust Retirement Stable Asset Fund — Class C	475,201	shares	*	*	4,887,165

	Mutual funds
	Putnam International Equity Fund	52,546	shares	*	*	827,073
	Vanguard 500 Index Signal Fund	11,989	shares	*	*	839,133
	T. Rowe Price Mid-Cap Value Fund	51,381	shares	*	*	825,174
	Dreyfus Active Mid-Cap Fund	29,783	shares	*	*	671,902
	Dreyfus Small Cap Stock Index Fund	2,864	shares	*	*	38,551
	Goldman Sachs Large Cap Value Fund	54,063	shares	*	*	478,461
	MFS Massachusetts Investors Growth Stock Fund	29,950	shares	*	*	322,558
	MFS Research Bond Fund	44,346	shares	*	*	415,968
	T. Rowe Price Retirement 2010 Fund	80,588	shares	*	*	979,148
	T. Rowe Price Retirement 2020 Fund	125,442	shares	*	*	1,534,153
	T. Rowe Price Retirement 2030 Fund	60,248	shares	*	*	747,682
	T. Rowe Price Retirement 2040 Fund	33,037	shares	*	*	408,669
	T. Rowe Price Retirement 2050 Fund	328	shares	*	*	2,271

	Total mutual funds					8,090,743

*	Sparton Corporation common stock	247,242	shares	*	*	717,002

		Interest rates (4.25% to 9.25%)
*	Participant loans	with various maturity dates				500,958

	Total Investments					$14,201,931

*	A party-in-interest as defined by ERISA

**	The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2009 and 2008
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN
/s/ Cary B. Wood

Cary B. Wood, President and CEO, on behalf of the Plan Administrative Committee, the Plan’s Named Administrator and Fiduciary
December 23, 2009